Mail Stop 4561

September 19, 2007

*By U.S. Mail and facsimile to (516) 327-7860*

Monte N. Redman
Executive Vice President and Chief Financial Officer
Astoria Financial Corporation
One Astoria Federal Plaza
Lake Success, NY 11042

> **Re:  Astoria Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2007**
> **File No. 001-11967**

Dear Mr. Redman:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation and provide us with your proposed disclosures.  In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Non-performing Assets, page 10

1.  In your discussion here on page 10, you state that your non-performing loans continue to remain at low levels in relation to the size of your portfolio.  Further, you disclose an overall decline in non-performing loans and assets.  However, you

also disclose here that you sold $10.1 million in non-performing loans in the third quarter of 2006.  Please revise your discussion here, as well as elsewhere in your filing where you refer to decreases in non-performing loans, to more clearly address the impact of that sale on the level of and trends within non-performing assets.  Clarify how much of the change in the level of non-performing loans was due to actual improvements in credit quality and how much was due to the sale of non-performing loans.  If true, revise to specifically disclose that without the sale of these non-performing loans during the third quarter, the level of your non-performing loans at year end would have been higher than the previous year.

Critical Accounting Policies

Allowance for Loan Losses, page 42

2.      If true, please revise the first complete paragraph on page 44 to confirm that the balance of your allowance for loan losses represents your best estimate of the probable inherent losses in your loan portfolio as of the balance sheet dates presented.  Similarly revise the disclosures related to your table at the bottom of page 67 to include similar disclosure as of each of the balance sheet dates presented.

Provision for Loan Losses, page 56

3.      Please revise your disclosure here to discuss the recent trends in the loan-to-value ratios of your non-performing loans.  For example, on page 50 you disclose that the real estate market has softened, and on page 31 you disclose that property values are, in some cases, stagnant or declining.   As it appears that you rely heavily on loan to value ratios, among other things, in both your underwriting practices and in your determination of the provision for loan losses, please revise your disclosure to discuss the impact of this trend on management's determination of the provision for loan losses.  Please address these trends in your discussion for both your determination of the specific allowance and the general allowance.

4.      You disclose here on page 56 that the composition of your loan portfolio has remained consistent over the last several years.  Please revise this section to discuss the significant increases in interest-only loans and no- or low-documentation loans within your portfolios during the last five years.  Revise to specifically discuss how you considered these trends and the nature of these loans combined with the softening of the real estate market and declining property values as noted above in determining your allowance for loan losses.

5.      You state at the top of page 57 that "Based on the evaluation of the foregoing factors, (y)our 2006 analyses did not indicate that a change in (y)our allowance for loan losses at December 31, 2006 was warranted."  Please revise this

paragraph to specifically disclose how you determined to decrease the amount of your allowance for loan losses during each of the last several years through charge-offs with no provision expense.

Asset Quality, page 65

6.   Please revise your disclosure to discuss how the average original loan-to-value ratios upon origination have changed given recent trends in the real estate market. Disclose the loan-to-value ratios based on the most recent data obtained and discuss how changes in these trends impacted your determination of the provision for loan losses. Disclose specific steps you have taken to mitigate the additional credit risk apparently evidenced by these trends. Specifically disclose the extent to which you have obtained updated appraisal data for collateral supporting the portfolio and in particular your interest-only loans.

7.   Please tell us the amount of loans that were restructured that qualified as "troubled debt restructurings" under SFAS 15 during each of the last five years.

Consolidated Financial Statements

Summary of Significant Accounting Policies, page 86

General

8.   Please address the following regarding your recent sales of non-performing loans:

   - Tell us how you accounted for the transfer of the non-performing loans upon your decision to sell them;

   - Tell us the amount of the gain or loss on sale of non-performing loans and where it was recorded in your financial statements;

   - Please tell us whether there were any portions of the allowance allocated to these loans on the date of transfer, and tell us the amount of any charge-offs against the allowance for any of these loans sold; and,

   - Tell us the nature and extent of any recourse provisions associated with the sale of these loans, as well as the amount of any recourse reserves, payments, and repurchases associated with these loans.

Exhibit 31

9.   Please revise this exhibit to include the language related to internal controls exactly as stated in Item 601(b)(31)(4) of Regulation S-K.

Form 10-Q for the Period Ended March 31, 2007

10.     Please revise your disclosure to address the above comments as applicable, including but not limited to the comment related to your certification language.

Form 10-Q for the Period Ended June 30, 2007

11.     Please revise your disclosure to address the above comments as applicable, including but not limited to the comment related to your certification language.

Notes to Consolidated Financial Statements

Note 7.  Impact of Accounting Standards and Interpretations, page 11

12.     In your disclosure you indicate that you do not expect the adoption of SFAS 157 will have a material impact on your financial condition or results of operations. We note in your disclosures on page 23 that you hold non-GSE issuance REMICs and CMOs in your available for sale portfolio.  Further, we note your disclosure in your 2006 Form 10-K on page 117 that the fair value of your available for sale and held to maturity securities are based on published or securities dealers' estimated market values.  Please revise your disclosures beginning in your next Form 10-Q to address the following bullets:

- Revise your future filings to disclose the potential impact of current market trends for these types of securities, if material, and tell us what you consider in making that determination;

- Please your future filings clarify the extent to which you use actual published prices of the same securities, and the extent to which you use dealers' estimated market values to determine the fair value of these securities;

- Please revise your future filings to disclose the models and assumptions used in the dealers' estimated market values, and how the current market trends may affect the availability of quoted market prices for similar instruments.

- Please provide us with a copy of your proposed disclosures.

Provision for Loan Losses, page 33

13.     Your disclosure on page 37 indicates that 39% the non-performing 1-4 single family mortgage loans are comprised of reduced documentation loans and another 39% is comprised of interest-only loans.  Given the emphasis placed on loan-to-value ratios and borrower credit scores upon origination and in your ongoing asset

quality monitoring, please revise to discuss the impact of changes in the economy and the real estate market in your determination of the provision for loan losses for both the specific and general portions of the allowance.

14.     Please revise to specifically disclose how you considered the increases in non-performing loans even after your sales of non-performing loans, as well as the increases in other problem loans when determining to allow your allowance to decrease through charge-offs with no additional provision expense.

Asset Quality, page 36

15.     You disclose here on page 37 that within your portfolio you have loans that have certain attributes found in subprime lending, even though subprime lending is not a market you have actively pursued.  Please revise to quantify the amount of loans as of December 31, 2006 and June 30, 2007 that have certain attributes in subprime lending.  Revise to describe the attributes you are referring to here.

16.     Revise to quantify the amount of interest-only loans in your portfolio as of June 30, 2007 and December 31, 2006.  Quantify the amount of low- or no-documentation loans as well.  Quantify the amount of interest-only loans that are also low- or no- documentation loans.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please file your response on EDGAR.  You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in your amended filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•     the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3494 if you have questions.

Sincerely,


Kevin W. Vaughn
Branch Chief